Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2012	2011	2010	2009	2008

Earnings:
Income before assessments	$401,020	$302,623	$375,501	$777,695	$353,608
Fixed Charges	437,676	445,579	623,824	1,158,079	3,365,381
Total Earnings	$838,696	$748,202	$999,325	$1,935,774	$3,718,989

Fixed Charges:
Interest Expense	$436,676	$444,579	$622,824	$1,157,079	$3,364,381
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000
Total Fixed Charges	$437,676	$445,579	$623,824	$1,158,079	$3,365,381
Ratio of Earnings to Fixed Charges	1.92	1.68	1.60	1.67	1.11